SEC Mail Processing Section
FEB 27 2009
Washington, DC
101

SEC 09040056)MMISSION

CW

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Florida Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11660 Night Heron Dr.
(No. and Street)

Naples	Florida	34119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Schroeder
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

4\\

OATH OR AFFIRMATION

I, Dennis Schroeder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Florida Securities, Inc.., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

AMY J VAUGHAN
MY COMMISSION # DD646740
EXPIRES March 05, 2011
(407) 398-0153 FloridaNotaryService.com

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Board of Directors
First Florida Securities, Inc.
Naples, Florida

We have audited the accompanying statement of financial condition of First Florida Securities, Inc. as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Florida Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

February 24, 2009

FIRST FLORIDA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	101,485
Deferred tax asset		4,342
Other assets		3,400
	$	109,227

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable	$	9,146
Shareholder's equity:		
Common stock, $1 par value; 7,500 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		69,000
Retained earnings		30,981
		100,081
	$	109,227

See notes to financial statements.

FIRST FLORIDA SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commission and placement fee income	$ 359,271
Interest and other income	1,280
	360,551
Expenses:	
Commissions	304,129
Administrative	71,168
Miscellaneous	2,522
	377,819
Net loss before income tax benefit	(17,268)
Income tax benefit	4,342
Net loss	$ (12,926)

See notes to financial statements.

FIRST FLORIDA SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Total
Balance, January 1, 2008	100	$ 100	$ 69,000	$ 43,907	$ 113,007
Net loss for the year ended December 31, 2008	-	-	-	(12,926)	(12,926)
Balance, December 31, 2008	100	$ 100	$ 69,000	$ 30,981	$ 100,081

See notes to financial statements.

FIRST FLORIDA SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net loss	$ (12,926)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Increase in deferred tax asset	(4,342)
Decrease in other assets	397
Increase in accounts payable	6,361
Total adjustments	2,416
Net cash used by operating activities and net decrease in cash and cash equivalents	(10,510)
Cash and cash equivalents at beginning of year	111,995
Cash and cash equivalents at end of year	$ 101,485

See notes to financial statements.

FIRST FLORIDA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:

First Florida Securities, Inc. was formed March 17, 1987, for the purpose of doing business as a broker-dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Revenue and expense recognition:

The revenue of the Company is derived primarily from commissions earned on the sale of mutual funds and private placement fees. Commission income is recorded as of the trade date of the securities. Commissions that are not known at the trade date or are not able to be estimated are recorded when received.

Placement fees:

Placement fee revenues arise from securities offerings in which the Company acts as an agent or a sub-agent. Placement fees are recorded at the earlier of the date of the closing of the security purchase by the investor or the date the underlying investment breaks escrow and the realization of the placement fees is assured.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of paragraph (k)(1).

Income taxes:

Income taxes are determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Uncertain tax positions:

In June 2006, the FASB released FASB Interpretation [FIN] No. 48, *Accounting for Uncertainty in Income Taxes*. However, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. Accordingly, the Company has not implemented those provisions in the 2008 financial statements.

The Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, *Accounting for Contingencies*. Using that guidance; as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

1. Nature of operations and summary of significant accounting policies - continued:

Cash and cash equivalents:

Cash and cash equivalents generally include cash in non-interest bearing bank accounts and money market accounts.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2008, the Company had excess net capital of $85,422 and a net capital ratio of .10 to 1.

3. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2008.

4. Income taxes:

The income tax benefit is summarized as follows:

Deferred:	
Federal	$ 3,128
State	1,214
	$ 4,342

At December 31, 2008, the Company had net operating loss carryforwards for income tax purposes of approximately $22,000 which are available to offset federal and state taxable income through 2028. The carryforwards resulted in a deferred tax asset of approximately $4,300 at December 31, 2008.

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations because of the surtax exemption.

5. Concentrations:

During the year ended December 31, 2008, the Company had one major issuer for which sales exceeded 10% of total revenues. Placement fees through this issuer totaled $304,000 or 84% of total revenues.

At times during the year, the Company's money market fund and operating fund in aggregate exceeded federally insured credit limits.

6. Commitments:

The Company entered into several agreements with clients to provide private placement services for a period of three to five years. Commission earned is established in the agreements as a percentage of funds raised.

7. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ -
Income taxes	$ -

8. Contingency

The Company is in an arbitration case with an investor seeking recovery of losses. Because of the early stages of this case, it is not possible to predict at this time the extent of the Company's liability, if any.

FIRST FLORIDA SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Net capital	
Total shareholder's equity	$ 100,081
Deductions:	
Deferred tax asset	(4,342)
Other assets	(3,400)
Haircut on money market funds	(1,917)
Net capital	$ 90,422
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)	
Net capital, as reported in Company's Part II FOCUS report	$ 96,908
Adjustments:	
Audit adjustment to record accounts payable	(6,486)
	$ 90,422

See auditor's report.

FIRST FLORIDA SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Aggregate indebtedness:	
Accounts payable	$ 9,146
Ratio of aggregate indebtedness to net capital	.10 to 1

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report On Internal Control Required By SEC Rule 17a-5

Board of Directors
First Florida Securities, Inc.
Naples, Florida

In planning and performing our audit of the financial statements and supplemental schedules of First Florida Securities, Inc., (the "Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of First Florida Securities, Inc. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 24, 2009. We noted that the expenses incurred by the Company are not being accrued in the proper accounting period, resulting in improper cut-off. It is recommended the Company accrue for these expenses in the proper accounting period.

We also identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 24, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 24, 2009

Financial Statements

First Florida Securities, Inc.

December 31, 2008